EXHIBIT (d)(2)(F)

Children's Insurance Rider

THE UNION CENTRAL LIFE INSURANCE COMPANY

("the Company")

CHILDREN'S INSURANCE RIDER

PERSONS INSURED. This rider insures each child of the insured  if the child is:

1. named in the application for this rider; or

2. born after the date of the application; or

3. adopted by the insured  after the date of the application and before age 18.

This rider does not insure any child less than 15 days old nor after age 25.

BENEFIT. The Company will pay the benefit amount shown in the schedule  upon receipt of proof  of death of an insured child while this rider is in force. The benefit will be paid to:

1. the insured, if living; otherwise

2. the insured's  spouse, if any; otherwise

3. the estate of the deceased.

If the insured  dies (except by suicide within two years of the issue date of this rider), existing coverage on any child under this rider will be continued at no cost until the child's age 25. Conversion will be allowed as provided by this rider.

OWNER. The owner  of the policy is the owner  of this rider. If the insured  is the owner  and dies, the new owner  will be:

1. the insured's  spouse, if any; otherwise

2. the insured's  children.

BENEFIT AMOUNT CHANGES. On or after one year from the policy date of this rider, the owner  may change the benefit amount of this rider by notice  to the Company. Any change is subject to the following conditions:

1. A decrease will be effective on the monthly date following the Company's receipt of notice. Any reduction will be made in the following order:

a. against the most recent increase in insurance;

b. against the next most recent increases;

c. against the initial amount.

2. The benefit amount cannot be less than $10,000.

3. The benefit amount cannot be more than $25,000.

4. Any increase will require proof. An approved increase will have an effective date as shown in the supplemental policy schedule.

The benefit amount of this rider shall not be affected by any increases provided by other riders.

CONVERSION PRIVILEGE. The owner  may convert the insurance on each insured child without proof  to a new policy if:

1. the amount of the new policy is at least $10,000;

2. the owner  gives the Company notice; and

3. the amount of the new policy covering each child does not exceed the amount of insurance provided under this rider on the date of conversion. At age 25, an insured child may convert up to five times the amount of insurance under this rider.

Insurance on the life of an insured child may only be converted on or before age 25 of the child.

The new policy may be any permanent plan issued by the Company on the date of conversion. The new policy will be the same class of risk as the insurance converted. The date of conversion will be the monthly date following notice  to the Company. The policy date of the new policy will be the date of conversion. The rate for the new policy will not exceed the Company's then published rate at the age of the person converting on the birthday nearest the date of conversion. The person converting is no longer insured by this rider after conversion.

INCONTESTABILITY. In the absence of fraud, the Company will not contest this rider with respect to each child after insurance on that child has been in force during that child's life for two years; nor will the Company contest any increased benefit later than two years after its effective date.

SUICIDE. If any child insured by this rider commits suicide (while sane or insane) within two years after the date that child's insurance starts, the Company's total liability will be to return to the cash value the monthly cost for that insurance. If any child insured by this rider commits suicide (while sane or insane) within two years after the effective date for an increase in the benefit amount, the Company's total liability for that increase will be to return to the cash value the monthly deductions for that increase.

TERMINATION. This rider will terminate:

1. when the policy terminates for any reason other than the death of the insured; or

2. on the first monthly date after the owner  gives the Company notice; or

3. on the anniversary nearest the insured's  65th birthday.

REINSTATEMENT. The owner  may put this rider back in force for each child who has not yet reached age 25 if:

1. the owner  gives the Company notice; and

2. the policy is in force; and

3. each child whose insurance will be put back in force gives the Company proof  within five years after the date insurance on that child stopped; and

4. payment is made of enough premium to cover past monthly deductions not made; and

5. payment is made of enough premium to keep this rider in force for two months.

AGE. For each insured child, "age 25" means the annual date nearest that child's 25th birthday.

CONTRACT. This rider is made a part of the policy and is based on the application and any supplemental applications for this rider.

MONTHLY DEDUCTIONS. The Company will deduct the monthly cost of this rider until it terminates, except as stated in the BENEFIT section of this rider.

RIDER SPECIFICATIONS. The policy date, issue date, benefit amount and monthly cost for this rider are shown in the schedule.

Signed for the Company at Cincinnati, Ohio

Secretary	President